STEP Income Securities® Linked to the Common Stock of Amazon.com, Inc.
Issuer	Deutsche Bank AG (“Deutsche Bank”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock	Common Stock of Amazon.com, Inc. (NASDAQ symbol: “AMZN”)
Interest	8% per year, paid quarterly
Payout Profile at Maturity
•  A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 108% of the starting value
•  1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk

Step Level	108% of the starting value of the Underlying Stock
Step Payment	[$0.10 - $0.50] per unit, a [1% - 5%] return over the Principal Amount, to be determined on the pricing date
Threshold Value	100% of the starting value of the Underlying Stock
Investment Considerations
This investment is designed for investors who anticipate that the value of the Underlying Stock will be equal to or greater than the starting value, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010314000026/dp42912_fwp-step6.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes, including repayment of principal, are subject to the credit risk of Deutsche Bank, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

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Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.

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The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligation relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free 1-866-500-5408.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-184193 Date: January 2, 2014